UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-41559

Robo.ai Inc.

(Translation of registrant’s name into English)

Office 114-117, Floor 1,

Building A1,

Dubai Digital Park, Dubai Silicon Oasis,

Dubai, UAE

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Change of Company Name and Ticker Symbol

The shareholders of Robo.ai Inc., formerly known as NWTN Inc. (the “Company”), held an extraordinary general meeting on August 12, 2025, where a proposal to change the Company’s name from “NWTN Inc.” to “Robo.ai Inc.” (the “Name Change”) was approved. On August 15, 2025, the Cayman Islands Registrar of Companies issued a Certificate of Incorporation on Change of Name in accordance with the requirements of Companies Act (Revised) of the Cayman Islands to reflect the Name Change.

It is anticipated that the Company’s Class B ordinary shares will commence trading on the Nasdaq Stock Market LLC under the new name at the open of market trading on August 26, 2025. The Company’s ticker symbol for its Class B ordinary shares will change to “AIIO,” and the CUSIP number for the Company’s Class B ordinary shares will remain unchanged.

A copy of the Certificate of Incorporation on Change of Name is attached hereto as Exhibit 3.1 and incorporated herein by reference.

Exhibit Index

Exhibit No.	Description
3.1	Certificate of Incorporation on Change of Name

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 25, 2025	ROBO.AI INC

	By:	/s/ Benjamin Bin Zhai
	Name:	Benjamin Bin Zhai
	Title:	Chief Executive Officer

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